Exhibit 1.01

Cavco Industries, Inc
Conflict Minerals Report
For the Calendar Year Ending December 31, 2014
We have prepared and furnished this Conflict Minerals Report, for the calendar year ending December 31, 2014, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended ("Rule 13p-1"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.
Company Overview
Cavco Industries, Inc. ("Cavco," "us," "we," or the "Company") designs and produces factory-built homes, park model RVs, vacation cabins and systems-built commercial structures. A majority of our products are built under the United States Department of Housing and Urban Development ("HUD") standards for factory-built homes.
Cavco does not purchase raw ore or unrefined Conflict Minerals, and makes no purchases from the Democratic Republic of the Congo or its adjoining countries (the "Covered Countries"). Cavco is several levels removed from the mining and processing of Conflict Minerals, but we nevertheless expect that our suppliers will purchase products and materials that are conflict free. As such, the Company is committed to ensuring compliance with the Dodd-Frank Act and related SEC regulations relating to Conflict Minerals.
Conflict Minerals Compliance Process
In furtherance of our Conflict Minerals initiatives, we designed and performed the following due diligence measures for 2014, in accordance with the guidance issued by the Organization for Economic Cooperation and Development's ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance"), an internationally recognized framework.

•	OECD Guidance Step 1: Establish Strong Company Management Systems
Cavco has drafted, adopted and committed to a Conflict Minerals Policy aimed at reducing the risk that our products contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. This policy includes the processes by which the Company facilitates compliance with the Dodd-Frank Act and related SEC regulations relating to Conflict Minerals.

The Company has established a Conflict Minerals Task Force ("Task Force") to ensure compliance with, and consistent application of, the Conflict Minerals Policy. This Task Force includes our Chief Financial Officer, General Counsel, Director of Purchasing, Director of Internal Audit, Financial Reporting Manager and members of the Financial Reporting team. Subject matter experts are consulted on an as needed basis.

The Company will continue to enhance its vendor on-boarding process by incorporating mechanisms for informing all potential new suppliers of the Company's Conflict Minerals Policy and requiring appropriate supply chain reporting.

•	OECD Guidance Step 2: Identify and Assess Risks in the Supply Chain
As noted above, Cavco does not purchase raw ore or unrefined Conflict Minerals and makes no purchases from the Covered Countries. Therefore, we must rely upon our independent suppliers to provide information with respect to the origin of Conflict Minerals contained in the products they supply. Our reasonable country of origin inquiry ("RCOI"), and other due diligence measures, can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals. Our due diligence processes are based on the necessity of seeking data from our independent suppliers of in scope products and on those suppliers, in turn, seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals.

The Task Force, assisted by individuals in our engineering department, evaluated the products used in our manufacturing process and identified those components considered necessary to the functionality or production of our products. The Company determined that components considered necessary to the functionality or production of our products are those that are required under the HUD standards. Any such components we identified as potentially containing Conflict Minerals were designated as "in scope products" for the purposes of our RCOI and due diligence. The RCOI was designed to determine whether the Conflict Minerals contained in our in scope products originated in a Covered Country or came from recycled or scrap materials.

The Company requested and obtained information from its suppliers of in scope products regarding the use and origin of Conflict Minerals in applicable products supplied to the Company. We asked our suppliers to utilize the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative to report their sourcing procedures.

Members of the Task Force reviewed the responses received from the identified suppliers for completeness, errors and inconsistencies. Incomplete, inconsistent or missing responses elicited further follow-up from the Company.

As of the date of this report, we have received responses from approximately 76% of our independent suppliers of in scope products.

•	OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks
As noted above, Cavco received an approximate 76% response rate to our RCOI. Follow-up efforts are ongoing and have continued with non-respondents, through the date of this report. As documented in the Company’s Conflict Minerals Policy, the Company will continue to evaluate our independent supplier relationships on an ongoing basis, and reserves the right to evaluate the extent to which any supplier has failed to reasonably comply with the policy. If it is determined that an identified supplier’s efforts are deficient, we reserve the right to evaluate the relationship and take any appropriate action, including terminating our relationship with the independent supplier.

Upon evaluation of the responses we did receive, 38% of our suppliers that responded indicated that their products are free of Conflict Minerals. Of the remaining respondents, only one identified all of the smelters and refiners that supplied its products, and that respondent noted that none of the Conflict Minerals processed by these smelters and refiners originated from the Covered Countries.

Many respondents indicated that they are not the direct purchasers of raw ore or unrefined Conflict Minerals and thus must also survey their suppliers and perform their own RCOI, a process which is currently continuing. Therefore, they were unable to conclude as to the status of any Conflict Minerals contained in components supplied to the Company. However, some of those respondents were also able to provide us with a partial listing of smelters and refiners that supply their manufactured products. The Company will continue to follow-up with these suppliers regarding the status of their RCOI process.

While some of the responses received by Cavco included listings of smelters and refiners that supplied Conflict Minerals to the respondent, the respondents provided supplier level data, rather than data relating specifically to a component part number that the supplier sells to us. Therefore, we were unable to specify the smelters or refiners used for the specific components supplied to us. Consequently, we were also unable to determine whether any of the Conflict Minerals that these suppliers reported were actually contained in components or parts supplied to us, or to validate that any of these smelters or refiners are actually in our supply chain. As a result, we have elected not to present smelter and refiner names in this report.

•	OECD Guidance Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Because the Company is not the direct purchaser of Conflict Minerals, the Company does not conduct or commission independent third-party audits of the smelters and refiners from which its vendors and service providers source Conflict Minerals. In creating and implementing this Conflict Minerals compliance program, the Company relies upon the results obtained from our independent suppliers.

•	OECD Guidance Step 5: Report on Supply Chain Due Diligence
With the preparation and submission of this Conflict Minerals Report, the Company has provided a public report of its due diligence measures with regard to the sourcing of Conflict Minerals. A copy of this report is also made available on the Company's investor relations website at http://www.cavco.com/investorrelations. Pursuant to Rule 13p-1, the Company will prepare and submit a Conflict Minerals Report each year, as required.

Due Diligence Results
Based on our supplier's RCOI responses, and our limited access to supply chain information, we do not have sufficient information to conclusively determine the countries of origin of the Conflict Minerals in our in scope products.

Risk Mitigation/Future Due Diligence Measures
The Company intends to take the following steps to improve its due diligence measures and to further mitigate any possible risk that the necessary Conflict Minerals in our in scope products could directly or indirectly benefit armed groups in the Covered Countries: 1) Continue to engage with identified independent suppliers to obtain accurate and complete information about the supply chain, and communicate to them our expectations and timelines for the RCOI process; 2) Continue to improve due diligence efforts to identify smelters and refiners processing Conflict Minerals contained in our in scope products; and 3) Continue to educate identified independent suppliers on our Conflict Minerals Policy and the importance of achieving a conflict free supply chain.